23002653

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
MAR 10 2023
Washington, DC

SEC FILE NUMBER
8-49829

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Second Street Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21860 Burbank Blvd., Suite 150
(No. and Street)

Woodland Hills (City) CA (State) 91367 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debasish Banerjee (Name) 818-657-0288 (Area Code – Telephone Number) dave@rndcompliance.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

9/15/2005 (Date of Registration with PCAOB)(if applicable) 2370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Debasish Banerjee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Second Street Securities, Inc., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: FINOP

See Attachment of Ca Jurat

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JURAT

> A notary public or other officer completeing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not to the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me on this 2nd day of February, 20 23, by Debasish Banerjee, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JUSTIN UM
Notary Public - California
Los Angeles County
Commission # 2396435
My Comm. Expires Mar 9, 2026

Signature [signature]

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document
Title or Type of Document: Annual Reports Form X-17A-5
Document Date: February 02, 2023 Number of Pages: 2 pages + Ca. Jurat
Signer(s) Other Than Named Above: ____________

SECOND STREET SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2022

SECOND STREET SECURITIES, INC.

Table of Contents

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Second Street Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Second Street Securities, Inc.as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Second Street Securities, Inc.as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Second Street Securities, Inc.'s management. My responsibility is to express an opinion on Second Street Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Second Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Second Street Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Second Street Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Second Street Securities, Inc.'s auditor since 2006.
Tarzana, California
February 21, 2023

SECOND STREET SECURITIES, INC.

Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$	3,425,212
Receivables from broker dealers		389,324
Goodwill and Other Assets		133,569,785
Total Assets	$	137,384,321

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	6,000
Due to related party (Note 10)		496,471
Total Liabilities		502,471
STOCKHOLDER'S EQUITY		
Common stock, $0.50 par value, 1,000 shares authorized, issued, and outstanding		500
Additional paid-in-capital		135,674,499
Retained Earnings		1,206,851
Total Stockholder's Equity		136,881,850
Total Liabilities and Stockholder's Equity	$	137,384,321

SECOND STREET SECURITIES, INC.

Statement of Income
For the Year Ended December 31, 2022

REVENUES		
Revenue (Note 4)	$	2,984,451
Total Revenues		2,984,451
EXPENSES		
Intercompany Service Fees		2,557,643
Bank charges		8,630
Dues and subscriptions		10,304
Outside contractors		78,000
Audit fees		19,500
Other Expenses		11,928
Total Expenses		2,686,005
NET INCOME BEFORE INCOME TAXES		298,446
LESS: INCOME TAX EXPENSE (Note 6)		76,643
NET INCOME	$	221,803

SECOND STREET SECURITIES, INC.

Statement of Stockholder's Equity
For the Year Ended December 31, 2022

Beginning Stockholder's Equity, January 1, 2022	$ 136,660,048
Net income	221,803
Ending Stockholder's Equity, December 31, 2022	$ 136,881,851

The accompanying notes are an integral part of these financial statements

SECOND STREET SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	221,802
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Receivables from broker dealers		161,051
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		5,268
Due to Realted Party		(241,386)
Total adjustments		(75,067)
Net cash provided by operating activities		146,735
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net Increase in cash		146,735
Cash at beginning of year		3,278,477
Cash at end of year	$	3,425,212

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	-
Income taxes to parent	$	76,643
Service Fees to Parent	$	2,557,649

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
December 31, 2022

Note 1: ORGANIZATION

Second Street Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company was incorporated in Delaware on November 21, 1996, and is a wholly-owned subsidiary of Advent Software, Inc. ("Advent or Parent"). The Company conducts business with only one registered broker-dealer, Sungard Institutional Brokerage ("Sungard").

Prior to February 2, 2015 the Company was a wholly-owned, direct subsidiary of Advent. Advent entered into an Agreement and Plan of Merger with SS&C Technologies Holdings, Inc. ("SS&C"), a publicly-traded company, on February 2, 2015. As a result, the Company has become a wholly-owned, indirect subsidiary of SS&C.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for Income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductibles amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The Company is included in the consolidated federal income tax return filed by the Parent and files a separate state income tax return in California. Federal income taxes are calculated as if the Company files on a separate return basis.

The parent company on a consolidated basis is subject to review by the Internal Revenue Service for years ending 2019, 2020 and 2021, for any tax assessments on previously filed returns. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return is filed with the IRS.

(b) Nature of Services

Consistent with the Company's 'Supplemental Statement of Income (SSOI)' filing with FINRA, the Company generates its revenue from commission-sharing. This relates to performance obligations on transactions subject to SEA Rule 10b-10 wherein the Company is engaged as a sub-agent for another broker dealer. It does not include net gains or losses from transactions made by the Company when acting as a principal or riskless principal.

Due to the nature of the Company's business, the changes in receivables, contract assets and contract liabilities with customers, due to revenue recognized from performance obligations satisfied in previous periods, were deemed immaterial.

(c) Revenue Recognition (ASC 606)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees on transactions, assessed by a government authority and collected from a customer, are excluded from revenue.

ASU 2014-09- In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers,* to clarify the principles of recognizing revenue from contracts with customers and to improve financial reporting by creating

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

common revenue recognition guidance for U.S. GAAP and International Financial Reporting Standards. This ASU will supersede the revenue recognition requirements in ASC Topic 605, *Revenue Recognition,* and most industry-specific guidance. Entities are required to apply the following steps when recognizing revenue under ASU 2014-09: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. This ASU also requires additional disclosures related to the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. An entity may apply the amendments by using one of the following two methods: (1) retrospective application to each prior reporting period presented or (2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company adopted the revenue recognition standard as of January 1, 2018, using a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, analyzing contracts and reviewing potential changes to our existing revenue recognition accounting policies. The Company evaluates and will report the potential impacts that these revenue recognition standards have on our financial statements, including the incremental costs of obtaining contracts, gross versus net reporting, and additional disclosure requirements. There were no material changes to the opening balance of revenue and accounts receivable when the company adopted the modified retrospective approach.

(d) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2022.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

(g) Goodwill and Other Intangible Assets

The Company accounts for business combinations pursuant to FASB ASC 805, *Business Combinations*. Goodwill in such acquisitions represents the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Subsequent to the Merger described in Note 1, the parent Company, SS&C, using *pushdown accounting* identified in a consensus report of the FASB Emerging Issues Task Force, under FASB 805 *Business Combinations*, transferred goodwill in the amount of $136,108,370 less fair value of additional assets totaling $2,538,585, in the form of additional paid-in-capital.

Pursuant to Accounting Standards Update ("ASU") 2017-04, Goodwill and Other (Topic 350) - *Simplifying the Test for Goodwill Impairment*, goodwill has an indefinite useful life and is not amortized but tested for impairment at least annually or more frequently if events and circumstances exist that indicate goodwill may be impaired. At December 31, 2022, management has made the determination that no impairment has incurred. Consequently, impairment expense for the year ended December 31, 2022 was zero and goodwill as of December 31, 2022 remains at $133,569,785.

Note 3: RECEIVABLES FROM BROKER-DEALERS AND OFF-BALANCE SHEET RISK

The Company provides a software license for executing brokers with whom it has a revenue share relationship, for use of its proprietary software by clients of the executing broker. Full payment is required upon settlement of customer trades. The Company is exposed to risk of loss in the event that its executing broker fails to satisfy its obligation.

The receivables from the broker-dealer are pursuant to such revenue share agreement.

Note 4: REVENUE SHARING AGREEMENT

The Company has an agreement with a third party in which the Company shares in commissions and receives payments from Sungard Institutional Brokerage ("Sungard"), a registered broker-dealer. Payments are based on routing fees paid by customers to Sungard for trade order routing from Advent's order management system through Sungard's STN Network. The Company's share of the revenue generated from this arrangement for the year ending December 31, 2022 was $2,984,451. Pursuant to ASC 606, all revenue has been deemed to be recognized at a point-in-time.

Note 5: NET CAPITAL REQUIREMENT

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but on December 31, 2022 the Company's net capital of $2,922,741 exceeded the minimum net capital requirement of $100,000, and the

Note 5: NET CAPITAL REQUIREMENT (continued)

Company's ratio of aggregate indebtedness ($502,471) to net capital was .17:1 which is less than the 15:1 maximum ratio requirement.

Note 6: INCOME TAXES

For the year ended December 31, 2022, the Company had an income tax expense of $ 76,643.

Note 7: EXEMPTION FROM RULE 15c3-3

Under its membership agreement with FINRA, the Company will not claim an exemption from SEA Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in revenue share with a counterparty. In the event the counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. The Company has one customer that is a broker dealer.

Note 9: COMMITMENTS AND CONTIGENCIES

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

The Company does not have a lease commitment due to the fact that their administrative costs are covered by a third party.

Litigation

The Company was not subject to any litigation during the period January 1, 2022 through December 31, 2022.

Note 10: RELATED PARTY

At December 31, 2022 the company owes its parent company $ 496,471.

Note 11: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from December 31, 2022 through February 21, 2023, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

SECOND STREET SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2022

	Focus 12/31/22	Audit 12/31/22	Change
Stockholder's equity, December 31, 2022	$ 136,881,850	$ 136,881,851	(1)
Less: Non allowable assets:			-
Accounts receivable	389,324	389,324	
Other assets	133,569,785	133,569,785	-
Tentative net capital	2,922,741	2,922,742	(1)
Haircuts:	-	-	-
NET CAPITAL	2,922,741	2,922,742	(1)
Minimum net capital	100,000	100,000	-
Excess net capital	$ 2,822,741	$ 2,822,742	(1)
Aggregate indebtedness	$ 502,471	$ 502,471	-
Ratio of aggregate indebtedness to net capital	0.17:1	0.17:1	-

There were no noted differences between the audit and focus filed at December 31, 2022.

SECOND STREET SECURITIES, INC.

December 31, 2022

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement computation as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements as supported by footnote 74 to SEC Release 34-70073.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Second Street Securities, Inc., stated that Second Street Securities, Inc.'s, business activities are limited to receiving transaction-based compensation (commission sharing for license) for providing technology or platform services, and that it has not held customer funds or securities and that Second Street Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Second Street Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Second Street Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Second Street Securities, Inc. 's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2023

SECOND STREET SECURITIES, INC.

Assertions Regarding Exemption Provisions

Second Street Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Second Street Securities, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Debasish Banerjee

Debasish Banerjee, Principal, FINOP

2-21-23

SECOND STREET SECURITIES, INC.

Schedule of Assessment and Payments to the Securities Investor Protection Corporation
Year Ended December 31, 2022

Period Covered	Date Paid	Amount
General Assessment Reconciliation for The Year Ended		$ 4,477
Payment Schedule:		
SIPC-6 Assessment	8/9/2022	2,613
SIPC-7 Assessment	2/2/2023	1,864
		4,477
		$ -

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Second Street Securities, Inc.
Woodland Hills, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Second Street Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Second Street Securities, Inc. (the "Company") for the year ended December 31, 2022, solely to assist you and SIPC in evaluating Second Street Securities, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 21, 2023